UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

CONVERGEONE HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

212481 113

(CUSIP Number of Class of Securities)

John A. McKenna, Jr.

President and Chief Executive Officer,

and Chairman of the Board

ConvergeOne Holdings, Inc.

3344 Highway 149

Eagan, MN 55121

(888) 321-6227

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mehdi Khodadad, Esq.

John T. McKenna, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304

(650) 843-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$10,723,500	$1,336

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 8,936,250 warrants to purchase common stock at the tender offer price of $1.20 per warrant.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $124.50 per million dollars of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,336	Filing Party: ConvergeOne Holdings, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: February 26, 2018, March 23, 2018, and April 13, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 3 (this “Amendment”) hereby amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed by ConvergeOne Holdings, Inc. (the “Company” or “ConvergeOne” or “we”, “us” or “our”) with the Securities and Exchange Commission (the “SEC”) on February 26, 2018, as amended and supplemented by Amendment No. 1 filed by the Company with the SEC on March 23, 2018 (“Amendment No. 1”) and by Amendment No. 2 filed by the Company with the SEC on April 13, 2018 (“Amendment No. 2”). The Schedule TO, as amended by Amendment No. 1 and Amendment No. 2, relates to ConvergeOne’s offer to purchase for cash up to 8,936,250 of ConvergeOne’s warrants, each to purchase one share of common stock (the “Warrants”), at a price of $1.20 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $10,723,500. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase, dated February 26, 2018 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO and which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

The Offer expired at 5:00 P.M., New York City time, on April 20, 2018, and a total of 7,581,439 Warrants were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased all 7,581,439 validly tendered and not withdrawn at a price equal to $1.20 per Warrant for an aggregate purchase price of $9,097,726.80.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2018

ConvergeOne Holdings, Inc.

By:	/S/ JEFFREY NACHBOR
	Name:	Jeffrey Nachbor
	Title:	Chief Financial Officer